Biofuels Power Corp.
10003 Woodloch Forest Drive, Suite 900
The Woodlands, Texas 77380
(281) 364-9500

March 31, 2008

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC 20549
Re:	Biofuels Power Corporation Form 10 Registration Statement Under the Securities Exchange Act of 1934 File No. 333-142921

Ladies and Gentlemen:

As requested by the Staff in its letter of February 7, 2008, Biofuels Power Corporation hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (281) 364-9500 if you have any further questions.

Very truly yours,
Biofuels Power Corporation

/s/ Fred O’Connor

Fred O’Connor
Chief Executive Officer